Organigram Announces First International Expansion Investment

Potential investment in alpha-cannabis® Pharma GmbH represents strategic opportunity to deliver product to the German market

MONCTON, NEW BRUNSWICK – /May 8, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQB: OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce it has entered a non-binding term sheet to acquire up to 25 per cent of alpha-cannabis Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”) located in Stadthagen, Germany.

“We are proud to have developed a world-class indoor facility producing Canada’s premier medical cannabis which is now ready to help support the global cannabis market,” said Greg Engel, CEO, Organigram. “As we expand into international market development and technology acquisition, we are pleased to announce our proposed investment in Alpha-Cannabis Germany, the first of what we anticipate will be several international business development announcements. We have taken the time to curate several opportunities which, like ACG, we believe offer excellent strategic fit and add value to our core operations”.

According to the non-binding term sheet, Organigram will invest up to €1,625,000 in cash and €875,000 worth of Organigram common shares (based on the achievement of milestones) for 25 per cent of the aggregate issued and outstanding shares of Alpha-Cannabis Germany on a fully-diluted basis. Once the agreement is final, Organigram will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also anticipate entering into an agreement whereby Organigram will have an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany. The parties anticipate jointly submitting for future licenses available to supply medical cannabis in the German market.

“We have been looking for a strategic partnership with an experienced group that is committed to world-class product quality and safety” said Alexander Klomsdorff, Alpha-Cannabis Germany CEO. “Product excellence is a prerequisite for serving the German market with medical cannabis and cannabis-based drugs. Organigram’s total quality management and monitoring system gives us confidence in them as one of Canada’s most reliable producers performing far beyond regulatory requirements.”

The closing is subject to customary conditions for an investment of this nature, including satisfactory due diligence, TSXV regulatory approval and all other required regulatory approvals and consents.

About alpha-cannabis® Pharma GmbH (Alpha-Cannabis Germany)

Established in 2016, Alpha-Cannabis Germany is strategically positioned to serve the German medical cannabis market which is quickly becoming one of the largest markets for medical cannabis in the world. Additionally, the German market is positioned as a potential gateway to supplying other European markets.

With team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of Cannabis-based APIs (Active Pharmaceutical Ingredients) and pharmaceuticals. ACG’s activities cover the spectrum of cannabinoids. The company enjoys a strong network of professional partners throughout Germany and its recently announced launch of a CBD kit will be available in over 20,000 pharmacies throughout Germany, Austria and Switzerland

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, closing of the transaction referenced in this news release, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Organigram please visit: www.Organigram.ca

For further information on this press release, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 661-0947	(506) 232-0121